CODE OF ETHICS

Adopted September 14, 2021

I.	INTRODUCTION

High ethical standards are essential for the success of the Adviser and to maintain the confidence of clients and investors in investment funds managed by the Adviser (“clients”). The Adviser’s long-term business interests are best served by adherence to the principle that the interests of clients come first. We have a fiduciary duty to clients to act solely for the benefit of our clients. All personnel of the Adviser, including directors, officers and employees of the Adviser, must put the interests of the Adviser’s clients before their own personal interests and must act honestly and fairly in all respects in dealings with clients. All personnel of the Adviser must also comply with all federal securities laws. In recognition of the Adviser’s fiduciary duty to its clients and the Adviser’s desire to maintain its high ethical standards, the Adviser has adopted this Code of Ethics (this “Code”) containing provisions designed to prevent improper personal trading, identify conflicts of interest and provide a means to resolve any actual or potential conflicts in favor of the Adviser’s clients.

Adherence to the Code and the related restrictions on personal investing is considered a basic condition of employment by the Adviser. If you have any doubt as to the propriety of any activity, you should consult with the Compliance Officer.

The Compliance Officer is responsible for the overall administration of the Code except with respect to the trading activity of the Personal Accounts (as defined below) related to the Compliance Officer, which will be administered by the Chief Executive Officer or another officer of the Adviser designated by the Chief Executive Officer.

II.	DEFINITIONS

1.	Access Person. means any of the Adviser’s Supervised Persons (i) who has access to nonpublic information regarding any clients’ purchase or sale of securities, or nonpublic information regarding portfolio holdings of any reportable fund, or (ii) who is involved in making securities recommendations to clients (or who has access to such recommendations that are nonpublic).

2.	Automatic Investment Plan. means a program in which regular periodic purchases (or withdrawals) are made automatically in (or from) investment accounts in accordance with a predetermined schedule and allocation, including a dividend reinvestment plan.

3.	Beneficial Ownership. includes ownership by any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares a direct or indirect financial interest other than the receipt of an advisory fee.

4.	Covered Person. means any Supervised Person of the Adviser and any other persons as may be designated by the Compliance Officer.

5.	Personal Account. means any account that may hold a Reportable Security:

(i)	In which a Covered Person has any beneficial ownership; or

(ii)	That is maintained by or for:

●	A Covered Person's spouse (other than a legally separated or divorced spouse of the Covered Person for which the Covered Person provides no financial support), domestic partner (of the same or opposite gender) and minor children;

●	Any other immediate family members (e.g., siblings, parents and in-laws) who live in the Covered Person’s household;

●	Any person (i) who is financially dependent on the Covered Person, including those persons residing with the Covered Person and those not residing with the Covered Person, such as financially dependent children away at college, or (ii) for whom the Covered Person provides discretionary advisory services; and

●	Any partnership, corporation or other entity (except for a pooled investment vehicle managed by the Adviser that is deemed to be a client) in which the Covered Person has a 25% or greater beneficial interest, or in which the Covered Person exercises effective control.

●	For the avoidance of doubt, Personal Account does not include any private fund managed by the Adviser, including those in which the Adviser and/or its affiliates hold 25% or more of the Fund’s interests.

Personal Account includes the accounts of investment clubs and other similar forms of investment entities where a Covered Person votes or otherwise has a say in the investment decision.

Personal Account does not include qualified tuition programs established pursuant to Section 529 of the Internal Revenue Code of 1986 (“529 Plans”) provided that (1) the Adviser or a control affiliate does not manage, distribute, market or underwrite the 529 Plan or the investments and strategies underlying the 529 Plan that is a college savings plan and (2) the 529 Plans are either (a) prepaid college tuition plans where the account holder does not participate in investment decisions regarding contributions to the account or (b) college savings plans where the account holder does not have the ability to change investment strategies more than once a year or when the designated beneficiary of the 529 Plan is changed, and may not change the mix of investments underlying the account holder’s chosen investment strategy (see WilmerHale, LLP SEC Staff No-Action Letter (July 28, 2010)).

6.	Restricted List. shall have the meaning given to it in Section IV.3 of the Code.

7.	Reportable Security. means a security as defined in Section 202(a)(18) of the Advisers Act (15 U.S.C. 80b-2(a)(18)) and any derivative, commodities, options or forward contracts relating thereto, securities-based swaps, interests in limited partnerships and other private funds, shares of exchange-traded funds (“ETFs”) and exchange traded notes (“ETNs”) (unless the ETFs and ETNs reference a broad-based index (e.g., S&P 500), a volatility index, currency or currencies, or a commodity or commodity index), and shares of registered funds managed by the Adviser or registered funds whose adviser or principal underwriter controls the Adviser, is controlled by the Adviser, or is under common control with the Adviser (each a “Reportable Fund”), and cryptocurrencies that may be deemed to be securities, except that Reportable Security does not include:

(i)	Direct obligations of the Government of the United States;

(ii)	Bankers' acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements;

(iii)	Shares issued by money market funds;

(iv)	Shares issued by registered open-end funds other than Reportable Funds; and

(v)	Shares issued by unit investment trusts that are invested exclusively in one or more registered open-end funds, none of which is a Reportable Fund.

8.	Short Sale. means the sale of securities that the seller does not own.

9.	Supervised Person. means any partner, officer, director (or other person occupying a similar status or performing similar functions), or employee of the Adviser, or other person who provides investment advice on behalf of the Adviser and is subject to the supervision and control of the Adviser.

III.	APPLICABILITY OF CODE OF ETHICS

Unless otherwise specified, this Code applies to all Covered Persons and Personal Accounts.

IV.	RESTRICTIONS ON PERSONAL INVESTING ACTIVITIES

1.	General. It is the responsibility of each Covered Person to ensure that a particular securities transaction being considered for a Personal Account is not subject to a restriction contained in this Code or otherwise prohibited by any applicable laws. Personal securities transactions for Covered Persons may be effected only in accordance with the provisions of this Section.

2.	Preclearance of Transactions in Personal Account. A Covered Person must obtain the prior written approval of the Compliance Officer before engaging in any transaction in a Reportable Security in his or her Personal Account. The Compliance Officer may approve the transaction if the Compliance Officer concludes that the transaction would comply with the provisions of this Code and is not likely to have any adverse economic impact on clients.

For example, it should be noted that the Compliance Officer will not approve: (i) a personal trade request for any security of an issuer on the Adviser’s Restricted List (see Section IV.3. of the Code); or (ii) a personal trade request that may be deemed, in the Compliance Officer’s discretion, to be based on confidential information regarding a past or pending client trade.

Any approval given under this paragraph will remain in effect for two Trading Days. A “Trading Day” is any day in which the New York Stock Exchange is open for trading.

3.	Prohibitions on Trading in Securities on the Restricted List. Trading of any security of an issuer appearing on the Restricted List (as defined in this Section IV.3) in a Personal Account is prohibited absent the Compliance Officer’s prior approval. The “Restricted List” will consist of (i) issuers with respect to which the Adviser or a Supervised Person has come into possession of material nonpublic information and (ii) any other issuers as determined by the Compliance Officer.

4.	Short Sales. A Covered Person may not engage in any short sale in a Personal Account of a security on the Restricted List.

5.	Initial Public Offerings. A Covered Person may not acquire any direct or indirect beneficial ownership in any securities in any initial public offering without prior written approval of the Compliance Officer.

6.	Private Placements and Investment Opportunities of Limited Availability. A Covered Person may not acquire any beneficial ownership in any securities in any private placement of securities (including private investment funds such as hedge funds, private equity funds or venture capital funds) (collectively, “Private Placement Interests”) or investment opportunity of limited availability unless the Compliance Officer has given express prior written approval. The Compliance Officer, in determining whether approval should be given, will take into account, among other factors, whether the investment opportunity should be reserved for clients and whether the opportunity is being offered to the Covered Person by virtue of his or her position with the Adviser. In the case of a Covered Person’s acquisition of Private Placement Interests in a private investment fund managed by the Adviser, the Adviser or its affiliate’s agreement to admit the Covered Person into the fund shall constitute prior written approval.

7.	Management of Non-Adviser Accounts. Covered Persons are prohibited from managing accounts for third parties who are not clients of the Adviser or serving as a trustee for third parties unless the Compliance Officer preclears the arrangement and finds that the arrangement would not harm any client. The Compliance Officer may require the Covered Person to report transactions for such account and may impose such conditions or restrictions as are warranted under the circumstances.

V.	EXCEPTIONS FROM PRECLEARANCE PROVISIONS

This section sets forth limited exceptions to the preclearance requirements. The following transactions are excepted from the preclearance requirements of Section IV.2:

1.	Purchases or sales that are non-volitional on the part of the Covered Person such as purchases or acquisitions arising from stock dividends, dividend reinvestments, stock splits, mergers, consolidations, tender offers or exercise of rights;

2.	Purchases or sales pursuant to an Automatic Investment Plan;

3.	Subject to compliance with Section VI.4 below, transactions effected in any account over which the Covered Person has no direct or indirect influence or control (e.g., blind trust, discretionary account or trust managed by a third party); and

4.	Purchases or sales of securities issued by issuers with a market capitalization in excess of $1,000,000,000.

Notwithstanding the above exceptions to the preclearance requirements, unless otherwise noted herein, restrictions and reporting obligations of the Code continue to apply to any transaction excepted from preclearance pursuant to Sub-Section V.1 and V.2.

VI.	REPORTING AND OTHER MATTERS

1.	New Accounts. A Covered Person must notify the Compliance Officer promptly of any new Personal Accounts or existing Personal Accounts that have been moved to a different broker or custodian.

2.	Initial and Annual Holdings Reports. A Covered Person must submit initial and annual holdings reports to the Compliance Officer as follows:

●	Contents of Holdings Reports.

Initial and annual holdings reports must contain, at a minimum:

a.	the title and type of security, and, as applicable, the exchange ticker symbol or CUSIP number, number of shares and principal amount of each Reportable Security in which the Covered Person has any beneficial ownership;

b.	the name of any broker, dealer or bank with which the Covered Person maintains an account in which any securities are held for the Covered Person’s benefit; and

c.	the date that the Covered Person submits the report.

●	Timing of Holdings Reports.

a.	Initial Holdings Report. A Covered Person must submit to the Compliance Officer an initial holdings report within 10 days of the date of becoming a Covered Person. The information contained in the initial holdings report must be current as of a date no more than 45 days prior to such employment commencement date.

b.	Annual Holdings Report. A Covered Person must submit to the Compliance Officer an annual holdings report at least once each 12-month period after submitting the initial holdings report. The information contained in the annual holdings report must be current as of a date no more than 45 days prior to the date the report was submitted.

3.	Quarterly Transaction Reporting. A Covered Person must submit to the Compliance Officer quarterly transaction reports.

●	Content of Transaction Reports.

Each transaction report must contain, at a minimum, the following information about each transaction involving a Reportable Security during the quarter in which the Covered Person had, or as a result of the transaction acquired, any beneficial ownership:

a.	the date of the transaction, the title, and, as applicable, the exchange ticker symbol or CUSIP number, interest rate and maturity date, number of shares and principal amount of each Reportable Security involved;

b.	the nature of the transaction (i.e., the purchase, sale or any other type of acquisition or disposition);

c.	the price of the security at which the transaction was effected;

d.	the name of the broker, dealer or bank with or through which the transaction was effected; and

e.	the date the Covered Person submits the report.

●	Timing of Transaction Reports.

A Covered Person must submit a transaction report no later than 30 days after the end of each calendar quarter.

4.	Exceptions to Reporting Requirements. A Covered Person need not submit any report otherwise required under the Code (e.g., quarterly transactions reports or initial and annual holdings reports) with respect to securities held in accounts over which the Covered Person has no direct or indirect influence or control (each, a “Non-Control Account”) or transaction reports with respect to transactions effected pursuant to an automatic investment plan.

Prior to relying on the reporting exception for a Non-Control Account, the Covered Person must obtain the approval of the Compliance Officer that the account qualifies as a Non-Control Account. In connection with seeking and maintaining such approval, the Covered Person may be required to submit additional supporting documentation to the Compliance Officer which, in the Compliance Officer’s discretion, may include:

(i)	an executed certification that the Covered Person has no direct or indirect influence or control over the account at the time of the initial request for approval and quarterly thereafter.

(ii)	information about the relationship between the trustee or manager of the account and the Covered Person (e.g., family member); and

(iii)	to the extent reasonably practicable, a certification from the manager or trustee of the account that the Covered Person has no direct or indirect influence or control over the account.

5.	Violations of the Code. Supervised Persons must report any suspected or actual violations of the Code promptly to the Compliance Officer. The Compliance Officer will keep records of any violation of the Code and of any action taken as a result.

VII. RECORDKEEPING

The Compliance Officer will keep in an easily accessible place for at least five (5) years copies of this Code, all trade confirmations, account statements, periodic statements and reports of Covered Persons, copies of all preclearance forms, certifications and other information relating to Non-Control Accounts, records of violations and actions taken as a result of violations, acknowledgments and other memoranda relating to the administration of this Code.

The Compliance Officer will maintain a list of all Access Persons of the Adviser currently and for the last five (5) years.

All trade confirmations, account statements and/or periodic statements of Covered Persons may be kept electronically in a computer database.

VIII. OVERSIGHT OF CODE OF ETHICS

1.	Acknowledgment. The Compliance Officer will annually distribute a copy of the Code to all Supervised Persons. The Compliance Officer will also distribute promptly all amendments to the Code to all Supervised Persons. All Supervised Persons are required to acknowledge in writing their receipt of this Code annually and upon any amendments.

2.	Review of Transactions. The Compliance Officer will review each Covered Person's Reportable Securities transactions in Personal Accounts against the Restricted List and preclearance records. Any personal transactions that the Compliance Officer has determined to be a material violation of this Code will be reported promptly to the Adviser’s senior management.

3.	Sanctions. Adviser’s management, with advice of legal counsel, at their discretion, will consider reports made to them and upon determining that a violation of this Code has occurred, may impose such sanctions or remedial action as they deem appropriate or to the extent required by law. These sanctions may include, among other things, disgorgement of profits, suspension or termination of employment and/or criminal or civil penalties.

4.	Authority to Exempt Transactions. The Compliance Officer has the authority to exempt any Covered Person or any personal securities transaction of a Covered Person from any or all of the provisions of this Code if the Compliance Officer determines that such exemption would not contravene (i) any interests of a client or (ii) any of the provisions of Rule 204A-1 or other applicable law. The Compliance Officer will document any exceptions or exemptions granted to this Code, describing the circumstances and reasons for the exemption.

5.	ADV Disclosure. The Compliance Officer will seek to ensure that the Adviser’s Form ADV (i) describes the Code in Item 11 of Part 2A, and (ii) offers to provide a copy of the Code to any client or prospective client upon request.

IX. CONFIDENTIALITY

All reports of personal securities transactions and any other information filed pursuant to this Code will be treated as confidential to the fullest extent permitted by applicable law.